U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     First Reserve Corporation
     (Last)            (First)              (Middle)

     475 Steamboat Road
     (Street)

     Greenwich         CT               06830
     (City)            (State)          (Zip)

2.   Issuer Name and Ticker or Trading Symbol:  Weatherford
     Enterra, Inc. (WII)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

     06-1210123

4.   Statement for Month/Year:  July 1997

5.   If Amendment, Date of Original (Month/Day/Year)

6.   Relationship of Reporting Person to Issuer  (Check all applicable)

     /  /  Director                              / x / 10% Owner
     /  /  Officer (give title below)            /  /  Other (Specify below)
           President

7.   Individual or Joint/Group Filing (Check Applicable Line)
     /xx/  Form filed by One Reporting Person
     /  /  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

                       2. Transaction  3. Transaction   4. Securities Acquired
                       Date (Month/    Code (Instr. 8)  (A) or Disposed (D)
1. Title of Security   Day/Year)       Code         V   (Instr. 3, 4 and 5)
   (Instr. 3)                                            Amount  (A) or Price
                                                                 (D)

Common Stock           7/30/97        S                270,000   D   $44.543/sh
Common Stock           7/31/97        S                116,300   D   $43.565/sh

                       5.  Amount of    6.Ownership     7. Nature of Indirect
                       Securities       Form: Direct     Beneficial Ownership
                       Beneficially     (D) or Indirect  (Instr. 4)
                       Owned at End     (I) (Instr. 4)
                       of Month
                       (Instr. 3 and 4)

                                         I          By limited partnerships (1)
                       8,583,322         I          By limited partnerships (1)

(1) See "Explanation of Responses"



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table II: Derivative Security Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                         2. Conversions     3. Transaction  4. Transaction Code
1. Title of Derivative   or Exercise Price  Date (Month/    (Instr. 8)
Security (Instr. 3)      of Derivative      Day/Year)
                         Security
No derivative securities
owned

                         5. Number of              6. Date Exercisable and
                         Derivative Securities        Expiration Date
                         Acquired (A) or              (Month/Day/Year)
                         Disposed of (D)
                         (Instr. 3, 4 and 5)  Date Exercisable  Expiration Date
                         (A)           (D)

                         7. Title and Amount of Underlying Securities
                         (Instr. 3 and 4)

                         Title                    Amount or Number
                                                  of Shares

                         8. Price of               9. Number of Derivative
                         Derivative Security          Securities Beneficially
                         (Instr. 5)                   Owned at End of Month
                                                      (Instr. 4)

                         10. Ownership Form       11. Nature of Indirect
                         of Derivative Security:      Beneficial Ownership
                         Direct (D) or Indirect       (Instr. 4)
                         (I) (Instr. 4)

Explanation of Responses:

(1) The reporting person's indirect ownership of the Issuer's Common Stock decreased to 8,583,322 shares as a result of the sale of (i) 270,000 shares of Common Stock by First Reserve Secured Energy Assets Fund ("SEA") on July 30, 1997 and (ii) 47,700 shares of Common Stock by SEA, 20,900 shares by American Gas & Oil Investors, Limited Partnership ("AmGO"), 12,800 shares by AmGO II, Limited Partnership ("AmGO II") and 34,900 shares of Common Stock by First Reserve Fund V, Limited Partnership
     ("Fund V") on July 31, 1997. First Reserve Corporation is the Managing General Partner of SEA, AmGO, AmGO II, Fund V, First Reserve Fund V-2, Limited Partnership and First Reserve Fund VI, Limited Partnership which own, 1,663,632, 1,029,851, 1,645,709, 2,800,289, 708,470 and 735,371
     shares, respectively, of Common Stock of the Issuer. The reporting person disclaims beneficial ownership of these shares except to the extent of its pecuniary interest in such shares.

Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                            FIRST RESERVE CORPORATION
                                            /s/ David H. Kennedy
                                            _____________________________
                                            Signature of Reporting Person
                                            Title: Managing Director

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays valid OMB Number.